10/28

03032961

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cementos Lima S.A.

*CURRENT ADDRESS

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3911 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 10/29/03

Cementos Lima S.A.

FILE NO.
82-3911

VAL-119-03

October 15, 2003

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

ARIS
12-31-02

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Edited Annual Report 2002.

2. Monthly information as of September 30, 2003 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV on October 14, 2003

   Required by: CONASEV

3. Quarterly information as of September 30, 2003 relating ADR transactions.

   Date: filed with CONASEV on October 14, 2003

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities

03 OCT 20 AM 7:21

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946

ANNUAL REPORT 2002


TOP RELIANCE
MONROVIA

Cementos Lima S.A.



ANNUAL REPORT 2002



Cementos Lima S.A.


AL REPORT 2002



○ NATURAL LIMESTONE

○ CLINKER

BOARD OF DIRECTORS

Chairman
Mr Jaime Rizo-Patrón

Vice-chairman
Mr Alfredo Gastañeta

Directors
Mr Hernando Aguirre

Mr Jorge Bachrach

Mr Juan de la Piedra

Mr Víctor de la Torre

Mr Francisco Palacios

Mr Marcelo Rizo-Patrón

Mr Ricardo Rizo-Patrón

Mr Jaime Sotomayor

Mr Carlos Ugás

MANAGEMENT

SINDICATO DE INVERSIONES
Y ADMINISTRACIÓN S.A.

General Manager
Mr Carlos Ugás

Administration Manager
Mr Jorge Trelles

Corporate Development Manager
Mr Jaime Bustamante

Project Manager
Mr Aldo Solimano

Financial Manager
Mr Alvaro Morales

Legal Manager
Mr Julio Ramírez

Operations Manager
Mr Jose Antonio Noriega

Technical advisors
ARPL Tecnología Industrial S. A.

By law and the requirements of the Articles of Incorporation of our company, the Balance Sheet, Profit and Loss, Changes in Net Equity and Changes in Financial Position Statements for the fiscal year ending on the 31st of December 2002 are submitted to the general meeting of shareholders, together with this Annual Report summarizing the most important events affecting the company during 2002.





OVERVIEW OF THE OPEN PIT EXPLOITATION OF THE ATOCONGO QUARRY, FROM WHICH 15.000 T OF LIMESTONE ARE EXTRACTED DAILY

OPERATIONS AND ADMINISTRATION

After three consecutive years of contraction, domestic demand for cement rose 11,3% from 3 358 190 tons in 2001 to 3 738 224 tons in 2002. Despite this recovery, domestic demand is still 11,0% below the value reached in the record year of 1998.

Peruvian cement production, however, increase by a larger proportion, from 3 589 364 tons in 2001 to 4 120 202 tons in 2002, that is, by 13,6%. This increased growth arose because in 2002 Cementos Lima manufactured 339 645 additional tons of cement for export to different countries of the American continent. The total exported by Cementos Lima is equivalent to 9,1% of the total sold in the domestic market and 8,2% of total Peruvian production.

DOMESTIC PRODUCTION AND SALES

The company's cement production increased by 13,6% to 1 815 936 tons, due principally to the increase in exports and, to a lesser degree, improved domestic consumption.

Of the total amount of cement produced by the company, 71,8% was type I, 23,5% was type II of low alkalis content cement and 4,7% was type IP.

The company's clinker production increased by 28,2% from 1 489 983 tons in 2001 to 1 909 918 tons in 2002.





○ WORKS AT THE QUARRY

○ PRE-HOMOGENIZATION PIT

The total quantity of clinker produced during the year consisted of 1 402 737 tons (73,5%) of type I clinker and 507 181 tons (26,5%) of type II of low alkalis content clinker, principally for export. By comparison, 1 289 782 tons and 200 201 tons respectively of type I and II clinker were manufactured in 2001. Thus, while production of type I increased by 8,8% that of type II rose by 153,3% for the reasons already stated.

Kiln I, which had been shut down since 1999 was re-commissioned at the beginning of July of this year to complement the production from Kiln II due to the rise in exports. The total produced by Kiln I up to he middle of August when it was shut down again, was 135 549 tons of clinker, of which 122 171 tons was type I clinker and 13 378 tons type II of low alkalis content clinker.

Thanks to the contribution by Kiln I and the joint efforts of our personnel, on July the two kilns reached a new monthly record for clinker production of 290 165 tons. As a result of the significant increase in exports, extraction from the "Cristina" mining concession increased. This concession contains limestone with a low alkalis content which is necessary for the production of clinker and cement mainly for export.

The company's domestic sales rose by 5,7% from 1 390 550 tons in 2001 to 1 470 372 tons in 2002 whilst, as has been mentioned, sales by all cement producers rose by 11,3%. Consequently, Cementos Lima's share of the Peruvian market fell to 39,3%.

The company made no changes to the domestic price of its cement during the year, maintaining those established in the second quarter of 2001. The prices of type I and type IP cements and variations in the inflation and devaluation indices (as of December 31st) are shown in figure 1.

Figure 1

Variables	2001	2002	Variation
Inflation (CPI)	100,00	101,52	1,52%
Inflation (WPI)	151,87	154,41	1,67%
Exchange Rate (S/./US$)	3,446	3,515	2,00%
Type I cement (S/./t)	297,78	297,78	0,00%
Type IP cement (S/./t)	275,68	275,68	0,00%

CPI = Consumer's Prices Index (Base: December 2002)
WPI = Wholesale Prices Index (Base: 1994)
Exchange Rate - sales at end of period

EXPORTS

Total exports grew 36,4% from 385 235 tons in 2001 to 525 337 tons in 2002, making up 26,3% of the company's total sales during the year. In particular, exports of cement increased 51,6% whilst those of clinker rose by 15,2%

This increasing acceptance in the international market confirms the high quality that characterizes our products and services and consolidates us as a leading exporting company of the Peruvian industry.

Thus in 2002 and for the second year running, Cementos Lima was the largest exporter in Peru's non-metallic minerals sector, and in November was awarded the Export Prize in the non-metallic minerals sector by the Association of Exporters of Peru "ADEX".

Of the total exported, 339 645 tons (64,7%) was type II of low alkalis content, 152 985 tons (29,1%) was type I clinker and 32 707 tons (6,2%) type II low alkalis clinker.

In addition, 70,9% of our exports went to the USA, the principal target market because of its enormous volume of imports and our relative proximity to the market.


635ER4

The second most important destination during 2002 was the Dominican Republic, to which we exported 20,1% of our total volume. We also exported to Chile and Canada.

CONCHAN PIER

The total handled by Conchan pier during 2002 increased by almost 30% compared to 2001, from 644 090 tons to 834 515 tons, principally due to the increase in exports. The annual variation in tonnage of product loaded or discharged is shown in figure 2.

Over the course of the year, and as part of the company's environmental care and protection program, improvements continued on the Conchan pier, aimed principally at reducing dust emissions at transfer points for cement and clinker exports.

The average loading rate for cement and clinker increased by 27% compared to 2001, from 9 200 tons / day to 11 700 tons / day, due to higher improvements and to experience acquired in the loading system.

PERSONNEL

The number of people on the payroll (as of December 31st of each year) is shown in graph 1.

These personnel figures include the Atocongo plant, Conchan pier and administrative offices.



LABOR UNIONS

The company continued to enjoy harmonious relations with all its workers during 2002 and high levels of performance and productivity were once more achieved.

As a result of this harmonious climate, the company entered into collective bargaining agreements with the employees' and workers' labor unions for a period of three years, a milestone in the history of the company and consolidating the stability of its labor relationships in the medium and long term.

TRAINING AND DEVELOPMENT OF PERSONNEL

During 2002, the Tenth Training Program for Professionals ended, with eighteen people from different specialties completing the program. At the end of the year the Eleventh Program began, involving twenty five professionals.

During 2002 the company began a training program aimed at improving the organizational climate. To support this program, the first Training Team (TT) was created, consisting of 24 members among the administrative, employees and workers personnel, who committed themselves to working jointly with the company to improve the labor relations.

In addition, our personnel received training through numerous internal and external courses, both in Peru and abroad, receiving a total of 25 310 man-hours of training. Of this time, 18 994 hours of training were given on company premises, 5 476 were taught in other institutions in Peru and 840 were international courses. By comparison, in 2001 a total of 21 899 man-hour of training was given. In other words an increase of more than 15% in training man-hours was achieved.

There were also technical visits by 1 301 students from different Peruvian universities.

Figure 2

	As at the 31st of December 2002	Nº of Vessels	As at the 31st of December 2001	Nº of Vessels	% of Variation in Tonnage
Cement	339,645	12	223,974	9	51,6
Clinker	185,692	8	161,260	6	15,2
Coal	241,239	7	194,338	6	24,1
Grains	67,939	5	38,560	2	76,2
Iron Ore	0	0	25,958	2	-100
TOTAL HANDLED	834,515	32	644,090	25	29,6

Graph1



128
130
Administrative staff
75
87
Employees
113
115
Workers
316
332
Total
93
80
Outside Contractors
8
10
Project Supervision
417
422
Grand total
2001
2002

- VIEW OF THE PEDESTRIAN BRIDGE FROM THE PLANT
- VIEW OF THE PEDESTRIAN BRIDGE FROM THE ADMINISTRATIVE OFFICES




RENK

SIEMENS ENGINES WITH A POWER OF 1,400 KW EACH
TO MOVE THE ROLLER PRESSES IN THE CLINKER AND
RAW MEAL GRINDING PROCESSES

PROJECTS

TRANSPORT SYSTEMS

Our technical advisors, ARPL Tecnologia Industrial S.A. (ARPL) has determined, after carrying out the relevant studies, that the most efficient means of transporting bulk products and raw materials between the Atocongo plant and Conchan pier would be an environmentally sound conveyor belt approximately 7 km long, to be built in an underground concrete tunnel.

This conveyor, which will reduce the cost of transport between the two points mentioned, will operate in both directions carrying bulk cement and clinker for export from the Atocongo plant to the storage facilities at the Conchan pier and raw materials, fuels and other materials in the opposite direction.

The project will provide mutual benefits to neighboring communities and the company which, together with the municipalities involved, will carry out most of the substantial improvements on the avenues involved by the project. These improvements include a four-lane dual carriageway with verges and a central reservation, standardized sidewalks and street lighting.

ARPL has also, after carrying out the necessary studies, chosen the most suitable means for carrying limestone from the Cristina concession quarries to the Atocongo plant. This consists of an aerial cable car system approximately 12 km long. The basic engineering design of this transport system has been assigned to a specialist French firm with many years of experience in the installation of similar equipment in several countries.

This cable car system, with a transport capacity of 400 - 500 tons/hour will permit a greater consumption of limestone from the Cristina concession and, therefore, will reduce the use of the Atocongo quarry thus increasing its working life. In addition, this new system of transport will enable us to reduce the production cost of special low alkalis content cements targeted for export.

The most appropriate routes have been evaluated for both projects, not only from an economic and technical point of view but also with a view to reducing impact on the environment and increasing the acceptance of neighboring communities.

For this reason Environmental Impact Studies (EIS) for both transport systems have been submitted to the Ministry of Production (PRODUCE). It should be mentioned that during May, the Bureau of Environmental Affairs of the ministry approved the EIS for the Atocongo-Conchan environmentally sound conveyor system.

Also during 2002, archaeological research

was started in the Pachacamac and Lurin areas where the cable car will be built, in order to confirm that there are no archaeological remains in the area and thus to avoid affecting the nation's cultural heritage.

In addition, a series of co-ordination meetings were held with different institutions providing services to the communities involved, in order to avoid interference with public services and transport systems.

For both projects, once all permits have been obtained and the final studies completed, SIA must approve the final investment decision and recommend it to the board of directors of the company for approval.

EL PLATANAL - INTEGRATED PROJECT

Supreme Ruling N° 130-2001-EM dated the 24th of July 2001 awarded Cementos Lima S.A. the final concession for the generation of 270 MW of electricity at the El Platanal Hydroelectric Power Station.

From that date the company, together with the other two promoters of the project, Cement Andino S.A. and ARPL Tecnología Industrial S.A., continued with the development and furtherance of the engineering studies and other procedures necessary to make the project a reality.

Towards the end of the year greater emphasis was placed on conversations with a potential European partner for the hydroelectric part of the integrated project, with whom we are evaluating the possibility and feasibility of carrying out the hydroelectric project in stages, given the delay in the auction of the Concon Topara lands.

The El Platanal Integrated Project in two stages will provide the following benefits to the electricity and agriculture sectors as well as social benefits:

- From the hydroelectricity point of view, it will be capable of generating 270 MW from its two generators, the design characteristics of which will make it one of the most efficient power stations in Peru.
- As far as the development of agriculture is concerned, irrigation will give 27 000 hectares of land at Concon - Topara enormous potential to produce agro-industrial products for export, thus generating foreign currency earnings for Peru.
- And as for social benefits, the El Platanal Integrated Project will promote tourism by becoming an attraction in the zone; also, the regulating effect of the project's two reservoirs will create optimum conditions specially during low season, for canoeing in the area throughout the year, considerably extending the tourist season for this sport in the area.
- Finally the project, the final decision on which must be made by a general meeting of the company's shareholders, with the prior recommendation of the board of directors, will lead to many benefits for the region and the country in general at no cost to the government. Among these can be mentioned the creation of thousands of jobs, new roads construction, improvements in the standard of living of the inhabitants of the river Cañete and Yauyos basins, increases in income for the provincial and district councils involved and, globally, the scheme will encourage decentralization away from the city of 22.



○ AREA WHERE THE CABLE CAR WILL BE INSTALLED

○ MODEL OF A CONCRETE FACE ROCK DAM (CFRD)





LANDSCAPE OF THE ADMINISTRATIVE OFFICES AND OF THE OSTRICHES AREA OF THE ATOCONGO ZOO

ENVIRONMENT AND NATURAL RESOURCES

During 2002 the company was once again able to harmonize technological development with environmental sustainability.

As part of this process the following activities were carried out to preserve the ecological environment and natural resources:

Monitoring of air quality, noise, water, dust and gas emissions from the different departments of the company and its quarrying concessions, in accordance with the commitments assumed in the respective Environmental Impact Studies ("EIS"). The measurements indicate that levels are below the maximum permissible limits.

In February, the Environmental Management and Compliance Program (PAMA) for the Atocongo plant was approved.

The EISs for the Atocongo - Conchan pier conveyor belt and sand extraction from the "Conchan I" quarrying concession were also approved.

Over the course of the year an internal training program was carried out aimed at raising the awareness of our employees and contractors of the need to care for and preserve the environment.

Technical support continued to be provided to the "environmental education laboratories" at five schools in adjacent areas.

As part of the company's contribution to the conservation of natural resources and recovery of Peru's heritage, we continued with the project to preserve the flora and fauna of the Cristina concession and to preserve the Amancaes flower, together with archaeological research projects in Pachacamac and Lurin.

During 2002 the Association of Local Journalists of Peru granted Cementos Lima S.A. the Global Green Municipal Environmental Certification for its contribution to the conservation and protection of the environment. The municipality of Villa El Salvador awarded the company a diploma acknowledging its social responsibility.









- WILD FLORA AT THE SURROUNDING HILLS
- NURSERY EMPLOYEE AT THE ECOLOGICAL HOUSE
- OSTRICH, RECENT ACQUISITION OF THE ATOCONGO ZOO





LATEST GENERATION FL SMIDTH ROTARY KILN OF 7 500 T/D
CLINKER PRODUCTION CAPACITY

COMMUNITY OUTREACH

COMMUNITY SUPPORT

Cementos Lima, aware of the importance of its participation in increasing the economic and social welfare of the country, develops every year a Community Outreach Program aimed at improving the living standards of its employees and their families and, in general, of the urban community adjacent to the company's installations.

During 2002 this program covered the following principal activities:

- Summer vacation programs, from the 2nd of January to the 28th of February, in which 800 children participated, including the children of workers living in the Atocongo camp and in neighboring marginal areas. The activities included extra studies to improve the level of primary school children, sporting workshops, personalized psychological evaluations and orientation, medical and dental services and recreation.
- Women's training program, the company is using this program to encourage women to enter the country's labor force, providing them with the tools they need to take on jobs successfully. In 2002 this program included 185 women who took part in courses in four technical - occupational specialties: the garment trade, food industry, screen printing and handicrafts.
- Free health campaigns, aimed at preventing and curing illnesses affecting those living near to the company, including medical, dental, psychological examinations and nutritional advice.

This year two campaigns were carried out, the first on the 3rd of June in the area around our Conchan pier in which 771 inhabitants took part, 421 children and 350 adults. The second campaign was held in the central part of the Atocongo camp and 750 children and adults participated.

In addition, the company arranged with national health institutions, disease prevention programs for its employees, contractors, as well as their families living in the Atocongo camp. These programs included integrated health examinations, ophthalmology and ultrasound checks.

INSTITUTIONAL EVENTS

For Cementos Lima S.A., contributing to the social development of the areas adjacent to company installations is part of its management policy. This commitment to the education and culture of the surrounding community gave rise to the development of a series of school competitions which in 2002 entered its fourth year.

On this occasion the painting competition "Images of my Community" once more



demonstrated the creativity, ingenuity and talent of the schoolchildren from the southern suburbs of Lima. This time the competition called for colorful paintings of the customs and traditions of the participants' communities.

More than 300 children in first grade of secondary education in both state and private schools in the five districts surrounding the company took part in "Images of my Community": Villa El Salvador, Villa Maria del Triunfo, San Juan de Miraflores, Lurin and Pachacamac.




Escolar de Pintura
ESTAMPAS

- SCHOOL HOLIDAYS' PROGRAM FOR COMPANY PERSONNEL'S CHILDREN
- GRATUITOUS HEALTH CAMPAIGNS FOR THE COMPANY'S ADJACENT COMMUNITIES
- LABOR TRAINING WORKSHOPS FOR WOMEN
- SCHOOL PAINTING CONTEST "ESTAMPAS DE MI COMUNIDAD"









VIEW OF THE NEW CONCRETE BLOCKS, BRICKS AND PAVING STONES PLANT, IN WHICH UNICON IS IN CHARGE OF PRODUCTION AND COMMERCIALIZATION

SUBSIDIARIES AND AFFILIATES

Four subsidiaries remained active during 2002.

LAR CARBON S.A. (69.38% OWNED)

As a result of the current world economic recession the international price of coal fell in real terms and, therefore, import prices paid by Lar Carbon S.A. fell 13,5% in terms of cost and freight.

The total amount of coal imported during 2002 increased 24,1%, from 194 340 tons in 2001 to 241 230 tons in 2002 due principally to increased consumption by Cementos Lima S.A., which rose 29,1% compared to the previous year as a result of rising exports.

Following the same trend, coal mill production expanded 6,7% from 220 419 tons to 235 069 tons. This increase meant that 2002 was a record year, with the highest pulverized coal production since the company began. Similarly, July saw the highest monthly production yet achieved: 35 704 tons.

Deliveries of pulverized coal also increased by 29 900 tons to 259 970 tons. Of the total dispatched, 191 502 tons (73,7%) was delivered to Cementos Lima S.A.

Current problems in Venezuela and the possible war in Iraq will have an influence in 2003 on the international oil price, which was volatile during 2002 with a marked upward trend. Nevertheless, the Lar Carbon import prices will remain stable as the company has signed a supply contract for 2003 at the same price which applied in 2002.

The financial statements of Lar Carbon S.A. as at the 31st of December 2002 show net equity of S/. 52,8 million (S/. 67 million as at the 31st of December 2001), sales income of S/. 75,8 million (S/. 73,4 million in 2001) and a net loss of S/. 14,3 million (net profit of S/. 1,3 million in 2001). These negative results are the product of extraordinary charges related to the cost of exploring and developing mines at Oyon - Pampahuay.

It should be stated that towards the end of the year Cementos Lima transferred its mining rights to Cemento Andino S.A., which thus formalized the acquisition and consolidation of 100% of the mining rights of the Oyon concession. At the same time, Lar Carbon sold to Cemento Andino S.A. all of the assets, land, machinery and equipment located at Oyon and used in the exploration and mining development work carried out in that area. Finally, and as a consequence of this, the company terminated all contracts entered into and relating to the mining operation.

In January 2003, Cementos Lima S.A. purchased the 30,62% of the shares held by the remaining shareholders in Lar Carbon S.A.



for a global price of US$ 7,348 million, thus gaining 100% control of the company. A General Meeting of Shareholders of Cementos Lima S.A. held on the 28th of February 2003 approved the take-over by Cementos Lima S.A. of Lar Carbon S.A., taking effect on the 1st of March 2003.

DEPOSITO ADUANERO CONCHAN S.A. (100% OWNED)

During the year services were provided to Lar Carbon S.A., VT Traders S.A.C. and the company itself.

GENERACION ELECTRICA DE ATOCONGO S.A. - GEA (100% OWNED)

In 2002 the GEA plant produced 11,2 gWh, 25,8% more than the total produced in 2001, which was 8,9 gWh.

INVECO / UNICON (60% OWNED)

As a result of the reactivation of the construction industry in 2002, concrete deliveries increased 7% compared to 2001, and exceeded the 2002 budget by 6% with a total of 375 084 cubic meters. Nevertheless, large government projects envisaged for 2002 remain in abeyance including the Jorge Chavez Airport concession, Highway Concession Nº 5 Huacho - Pativilca, Lima Ring Road, the Paseo de la Republica Expressway extension and the extension of the Ramiro Priale highway to Chosica, among others.

The recovery in concrete deliveries was helped by the government's program to encourage building of low-cost housing. The main works carried out in 2002 were: North Lima shopping center (Megaplaza), which required 25 500 cubic meters, highway interchanges on Av. Javier Prado which required 18 200 cubic meters and the Martinete housing complex which required 3 030 cubic meters.

During 2002 the company created a Brick and Concrete Block Business Unit in which UNICON will manufacture and sell bricks, paving stones and blocks on account of Cementos Lima S.A. The project, in which Cementos Lima is sole shareholder, included the erection of a Columbus block plant from the USA, supervised by our technical advisors ARPL Tecnología Industrial S.A.

It is important to point out that the company responsible for retail sales of concrete (formerly Conos) was awarded the Business Creativity award in 2002 in the sales services category for its "sales of concrete for housing on the outskirts of Lima". Without doubt a worthy recognition of the efforts and positive results of that business unit.

It is also worth emphasizing that MBT-UNICON S.A. obtained ISO 9001: 2000 certification in October 2002 for its manufacturing processes, quality control, logistics and sales, the classification company involved was Underwriters Laboratories Inc.

Sales during the fiscal year by MBT-UNICON totaled US$ 2,6 million, 6% higher than in 2001 and 3% more than budgeted for 2002. Sales of US$ 3 million have been budgeted for 2003.

Total financial statements show sales of S/. 94,0 million (S/. 77 million in 2001), profits of S/. 87 000 (a S/. 5,5 million loss in 2001) and net equity of S/. 35,8 million (S/. 35,1 million in 2001) expressed in nuevos soles at 31st December 2002 value. The financial statements audited by Ernst & Young (Price Waterhouse until 2001) were approved by management on the 23rd of January 2003.



- FACILITIES BUILT WITH UNICON SYSTEM (PLANK LINING)
- PAVING STONES
- SILOS AT THE CONCHÁN PIER
- GEA'S INSTALLATIONS FACADE





MODERN COMPUTERIZED CONTROL ROOM OF PRODUCTION LINE II AND CONTROL PANEL OF PRODUCTION LINE I

ECONOMIC AND FINANCIAL ASPECTS

The Balance Sheet and the Profit and Loss Statement as at the 31st of December 2002 submitted to the general meeting for approval show Net Earnings of S/. 94 003 567 which, after subtracting the Legal Reserve of S/. 423 471, results in Unrestricted Income of S/. 93 580 096 (S/. 58 115 988 in 2001, in currency adjusted for inflation to the 31st December 2002).

Throughout fiscal year 2002, the general meeting of shareholders, and by delegation the board of directors, adopted the decisions which are summarized below with their respective effect on the company's equity.

On the 8th of February the board of directors agreed to pay a dividend of US$ 0,12 per ordinary share and US$ 0,012 per investment share on account of Retained Earnings from 1996 and 1997.

On the 26th of March the obligatory annual general meeting of shareholders agreed unanimously to reelect all the board members for a further two-year period, the chairman and vice chairman being ratified in their posts.

On the 24th of April 2002, the board of directors agreed to pay a dividend of US$ 0,11 per ordinary share and US$ 0,011 per investment share on account of Retained Earnings from fiscal year 1997.





- GREEN ENVIRONMENT AT THE ATOCONGO PLANT
- MECHANIZED ENTRANCE SYSTEM TO DRESSING ROOMS

On the 12th of June 2002, an extraordinary meeting of shareholders agreed: (i) to increase the company's capital by S/. 8 449 720, corresponding to capitalization of re-invested earnings - Law Nº 27394; and also (ii) to increase the "Investment Shares" account by S/. 1 091 517, corresponding to capitalization of re-invested earnings - Law N° 27394.

The consequent changes in the equity accounts (in nuevos soles adjusted to the 31st of May 2002) are indicated in figure 3.

Figure3

EQUITY ACCOUNTS

	Before the meeting	Change	After the meeting
Capital	360,816,570	8,449,720	369,266,290
Capital Adjustment	-7,232,207	-	-7,232,207
Investment Shares	46,609,549	1,091,517	47,701,066
Investment Shares adjustment	-934,242	-	-934,242
Re-invested Earnings-Law Nº 27394	9,541,232	-9,541,232	-
Legal Reserve	73,853,258	-	73,853,258
Reserve to be Capitalized	9	-5	4
Retained Earnings	204,383,118	-	204,383,118
Equity	**687,037,287**	**-**	**687,037,287**

Figure 4

EQUITY

As of December 31st 2002

Capital	369,266,290
Capital Adjustment	-1,812,535
Investment Shares	47,701,066
Investment Shares adjustment	-234,139
Legal reserve	73,853,258
Reserve to be Capitalized	4
Accumulated results	86,036,277
Result of the fiscal year	93,580,096
Total equity	**668,390,317**

On the 19th of July 2002 the board of directors agreed to pay a dividend of US$ 0,11 per ordinary share and US$ 0,011 per investment share on account of Retained Earnings from fiscal years 1997 and 1998.

On the 29th of October 2002 the board of directors agreed to pay a dividend of US$ 0,11 per ordinary share and US$ 0,011 per investment share on account of Retained Earnings from fiscal year 1998.

On the 27th of December the board of directors agreed to pay two dividends of US$ 0,14 and US$ 0,12 per ordinary share and US$ 0,014 and US$ 0,012 per investment share on account of Retained Earnings from fiscal years 1999 and 2000, payable on the 21st of February 2003 and 21st of April 2003, respectively.

The implementation of the above-mentioned decisions modified the equity accounts, as at the 31st of December 2002 (figures in nuevos soles adjusted to that date), as shown in figure 4.

The equity as at the 31st of December 2002 continued to be held 88,56% by the ordinary shareholders and 11,44% by the investment shareholders.

As at the 31st of December 2002, the protection action filed in the courts against the Peruvian tax authorities (SUNAT) was awaiting resolution, as was administrative an appeal lodged with the Taxation Tribunal, the aim of both actions being to annul rulings issued by SUNAT concerning income tax for fiscal years 1995, 1998 and 1999 and sales tax for 1996, 1998 and 1999 which would require the company to pay taxes plus interest amounting to S/. 69 million as well as fines plus interest amounting to S/. 29 million, in figures adjusted to the 30th of April 2002.


ANNUAL REPORT

Almost all of this amount originates from the fact that, on the basis of the audit carried out by SUNAT in 2000, for the first time in more than thirty years, SUNAT refused to recognize the tax effects of the management services effectively provided by Sindicato de Inversiones y Administracion S.A. and the fees paid for these services in accordance with the Management Contract.

In May 2002 the company availed itself of Law N° 27681 and with no further payment obtained the annulment of all the above-mentioned fines and interest, leaving in dispute with SUNAT the value of the tax and interest which, as at the 31st of December 2002 amounted to approximately S/. 69 million.

A ruling handed down by the First Civil Chamber of Lima's Superior Judical Court on the 31st of January 2003, and notified on the 12th of February 2003, upheld the protection action brought by Cementos Lima S.A. on the 8th of February 2001.

This final ruling, which has the authority of res judicata, states that Cementos Lima S.A. is not liable to pay SUNAT the amounts claimed in income tax for fiscal years 1995, 1998 and 1999 and sales tax for 1996, 1998 and 1999 notified in November 2000 and January 2001 and amounting to a total of S/. 69 million approximately, because the tax authority violated the constitutional rights of Cementos Lima S.A. in failing to acknowledge the judicial, legal and taxation effects of the management services effectively provided by Sindicato de Inversiones y Administration S.A., in accordance with the Management Contract included in the public deed of incorporation and by laws of Cementos Lima S.A. dated the 28th of December 1967. The tax authority has also been ordered to refrain from issuing new schedules of taxes owed and fines and from any other act which fails to recognize the judicial, legal and taxation effects of the contract in question.

In this ruling the Judiciary has established that the claims violated the constitutional right to non-confiscatory taxation by attempting to collect twice the income tax and twice the sales tax applicable to the management services, when the legal status of the management services has not caused any detriment whatsoever to the exchequer whilst the tax authority itself - and indeed the Peruvian government when it held shares in the company, and for the purposes of auctioning its shares in 1994 - had for thirty three years recognized the need and effectiveness of the Management Contract. The ruling also established that said claims violated the constitutional rights to property and to personal freedom and security, given that no one is obliged to do what is not required by law nor is prevented from doing what the law does not prohibit.

It is now for the Taxation Tribunal to accept the judicial ruling contained in this final sentence and rule in favor of the company's administrative appeals against the claims by SUNAT.

During fiscal year 2002, independent auditors Ernst & Young carried out the external audit and issued an unqualified opinion on the Balance Sheet, Profit and Loss Statement, Changes in Net Equity and Changes in Financial Position Statement as at the 31st of December 2002, re-expressed to reflect the effect of inflation, which form part of this Annual Report.





In accordance with the Articles of Incorporation of Cementos Lima S.A. dated the 28th of December 1967 and a decision of the general meeting of shareholders held on the 28th of December 1981, during 2002 the management of the company was carried out efficiently and responsibly by Sindicato de Inversiones y Administracion S.A., under a contract in force and renewed until the 12th of April 2007.

During 2002, ARPL Tecnología Industrial S.A. continued to provide technical support in accordance with a contract in force until the 31st of December 2003, which will be renewed automatically every 2 years from then on.

The board of directors acknowledges once more the valuable and conscientious management provided by SIA as well as the important technical support of ARPL provided during 2002.



ACKNOWLEDGEMENTS

Once more the board of directors is grateful for the ever greater efforts of each one of the members of the Cementos Lima S.A. team, that has made it possible to achieve the objectives established in fiscal year 2002.

BOARD OF DIRECTORS.

Lima, March 14th 2003

Jaime Rizo Patrón
CHAIRMAN OF THE BOARD OF DIRECTORS

Carlos Ugás
DIRECTOR GENERAL MANAGER



- EMPLOYEES OF THE YEAR: LUZ ROJAS (INFORMATION SYSTEMS), MIGUEL LAMAS (HUMAN RESOURCES)
- MANUAL WORKERS OF THE YEAR: JESUS POLO (PRODUCTION), JOSÉ CHIRINOS (PRODUCTION)


ANNUAL REPORT 2002



CEMENT LOADING AT THE CONCHAN PIER THROUGH THE NEW PEBCO SYSTEM FOR BULK CARGO, THAT ALLOWS A GUARANTEED LOADING RATE OF 10,000 T PER DAY

FINANCIAL STATEMENTS



REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF CEMENTOS LIMA S.A.

ERNST & YOUNG

1. We have audited the accompanying balance sheet of **Cementos Lima S.A.** (a Peruvian company which is a subsidiary of Sindicato de Inversiones y Administración S.A.) as of December 31, 2002, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in Peru. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. The financial statements of **Cementos Lima S.A.** have been prepared to comply with Peruvian legal requirements regarding the presentation of financial information to shareholders and to the Comisión Nacional Supervisora de Empresas y Valores - CONASEV (National Supervisory Commission for Companies and Securities), and recognize the investments in subsidiaries on a cost basis and not on a consolidated basis. Therefore, the financial statements referred to above should be read together with the consolidated financial statements of the Company and its subsidiaries, presented separately. Selected information from such consolidated financial statements is presented in Note 1.

4. In our opinion, the financial statements referred to above present fairly, in all material respects and for the purposes explained in the above paragraph, the financial position of **Cementos Lima S.A.** as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Peru.

Countersigned by: Medina, Zaldivar, Paredes & Asociados

M. A. Zaldivar

Marco Antonio Zaldívar
C.P.C. Register N° 12477

Lima, Peru, January 10th, 2003

CEMENTOS LIMA S.A.
BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001

ASSETS	Note	2002 S/.(000)	2001 S/.(000) (Note 2)
Current assets			
Cash and cash equivalents		5,954	6,377
Trade accounts receivable, net	5	15,540	12,636
Accounts receivable from Principal and affiliates	24	2,076	7,610
Other accounts receivable, net	6	14,679	2,593
Inventories	7	128,816	118,176
Prepaid expenses		7,930	4,555
Total current assets		**174,995**	**151,947**
Other accounts receivable, long term	6	14,581	15,277
Deferred stripping cost	3(h)	24,043	15,754
Investments	8	60,511	60,561
Property, plant and equipment, net	9	654,505	717,965
Other assets, net	10	29,865	30,664
Total assets		**958,500**	**992,168**

The accompanying notes are an integral part of these balance sheets.

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	2002 S/.(000)	2001 S/.(000) (Note 2)
Current liabilities			
Bank loans	11	33,392	3,505
Trade accounts payable	12	30,109	25,792
Accounts payable to Principal and affiliates	24	6,334	446
Other current liabilities	13	64,101	30,330
Current portion of long-term debt	14	58,579	93,574
Total current liabilities		192,515	153,647
Long-term debt	14	44,055	102,315
Deferred income tax and workers' profit sharing	15	53,540	49,867
Total liabilities		**290,110**	**305,829**
Contingencies	25	-	-
Shareholders' equity	16		
Capital stock		367,453	358,878
Investment shares		47,467	46,360
Reinvested profits - Law N°27394		-	8,811
Legal reserve		73,853	73,390
Retained earnings		179,617	198,900
Total shareholders' equity		**668,390**	**686,339**
Total liabilities and shareholders' equity		**958,500**	**992,168**

The accompanying notes are an integral part of these balance sheets.

CEMENTOS LIMA S.A.
STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Note	2002 S/.(000)	2001 S/.(000) (Note 2)
Net sales	18	514,654	468,617
Operating costs and expenses			
Operating costs	19	(223,953)	(196,923)
Depreciation	9	(81,160)	(77,394)
Administrative expenses	20	(40,212)	(37,953)
Selling expenses	21	(14,922)	(12,671)
Amortization	10	(1,842)	(2,714)
Total operating cost and expenses		**(362,089)**	**(327,655)**
Operating income		**152,565**	**140,962**
Other income (expense)			
Financial, net	23	(6,684)	(16,129)
Gain (loss) from exposure to inflation		(3,116)	4,122
Other income, net		3,132	1,121
Total other income (expenses)		**(6,668)**	**(10,886)**

The accompanying notes are an integral part of these balance sheets.

	Note	2002 S/.(000)	2001 S/.(000) (Note 2)
Income before workers' profit sharing and income tax		145,897	130,076
Workers' profit sharing	15	(16,441)	(14,865)
Income tax	15	(35,453)	(43,136)
Net income		**94,003**	**72,075**
Weighted average number of shares outstanding (in thousand of units)			
Common shares	26	36,549	36,082
Investment shares	26	47,214	46,610
Basic and diluted earnings per share (in Peruvian Nuevos soles)			
Common shares	26	2.28	1.77
Investment shares	26	0.23	0.18

The accompanying notes are an integral part of these balance sheets.

CEMENTOS LIMA S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

[illegible]

	Number of shares	
	Common	Investment
Balance as of January 1st, 2001, Note 2	36,081,657	46,609,549
Cash dividends, Note 16(e)	-	-
Transfer to legal reserve	-	-
Reinvested profits - Law N°27394, Note 16(c)	-	-
Prescribed dividends	-	-
Net income	-	-
Balance as of December 31, 2001, Note 2	36,081,657	46,609,549
Cash dividends, Note 16(e)	-	-
Transfer to legal reserve	-	-
Adjustment to reinvested profits - Law N°27394, Note 16(c)	-	-
Reinvested profits - Law N°27394, Note 16(c)	844,972	1,091,517
Prescribed dividends	-	-
Adjustment of prior year, Note 15(c)	-	-
Net income	-	-
Balance as of December 31, 2002	**36,926,629**	**47,701,066**

The accompanying notes are an integral part of these balance sheets.

Capital stock S/(000)	Investment shares S/(000)	Reinvested profits - Law N°27394 S/(000)	Legal reserve S/(000)	Retained earnings S/(000)	Total S/(000)
358,878	46,360	-	68,170	189,660	663,068
-	-	-	-	(48,876)	(48,876)
-	-	-	5,148	(5,148)	-
-	-	8,811	-	(8,811)	-
-	-	-	72	-	72
-	-	-	-	72,075	72,075
358,878	46,360	8,811	73,390	198,900	686,339
-	-	-	-	(104,540)	(104,540)
-	-	-	423	(423)	-
-	-	871	-	(871)	-
8,575	1,107	(9,682)	-	-	-
-	-	-	40	-	40
-	-	-	-	(7,452)	(7,452)
-	-	-	-	94,003	94,003
367,453	47,467	-	73,853	179,617	668,390

CEMENTOS LIMA S.A.

STATEMENTS OF CASH FLOWS

	2002 S/.(000)	2001 S/.(000) (Note 2)
Operating activities		
Collection from customers, included value added tax	575,054	496,428
Payment to suppliers	(248,101)	(244,094)
Payment to employees	(37,796)	(32,157)
Payment of taxes	(97,859)	(93,916)
Payment of interest	(8,901)	(19,275)
Others net	18,717	44,704
Net cash and cash equivalents provided by operating activities	201,114	151,690
Investing activities		
Proceeds from sale of shares	50	44
Purchase of property, plant and equipment	(25,319)	(16,516)
Purchase of other assets	(8,360)	(5,121)
Net cash and cash equivalents used in investing activities	(33,629)	(21,593)
Financing activities		
Increase of bank loans, net	29,887	3,117
Increase of long-term debt	-	112,270
Payments of long-term debt	(93,255)	(214,862)
Payments of dividends	(104,540)	(48,876)
Net cash and cash equivalents used in financing activities	(167,908)	(148,351)
Net decrease of cash	(423)	(18,254)
Cash and cash equivalents at beginning of year	6,377	24,631
Cash and cash equivalents at end of year	**5,954**	**6,377**

The accompanying notes are an integral part of these balance sheets.

	2002 S/.(000)	2001 S/.(000) (Note 2)
Reconciliation of net income to net cash and cash equivalents provided by operating activities		
Net income	94,003	72,075
Add (deduct)		
Depreciation	81,160	77,394
Amortization	1,842	2,714
Net cost of property, plant and equipment retired	7,619	159
Deferred income tax and workers' profit sharing	(3,779)	4,744
Gain (loss) from exposure to inflation	3,116	(4,122)
Allowance for doubtful accounts receivable	280	-
Net changes in assets and liabilities accounts		
Decrease (increase) of operating assets -		
Trade accounts receivable	(3,184)	(6,251)
Accounts receivable from Principal and affiliates	5,534	1,984
Other accounts receivable	(4,073)	3,188
Inventories	(10,640)	15,405
Prepaid expenses	(3,375)	(1,798)
Increase in deferred stripping cost	(8,289)	(5,887)
Increase (decrease) of operating liabilities		
Trade accounts payable	4,317	(1,410)
Accounts payable to Principal and affiliates	5,888	(8,401)
Other current liabilities	30,695	1,896
Net cash and cash equivalents provided by operating activities	**201,114**	**151,690**

The accompanying notes are an integral part of these balance sheets.

1. Business activity

Cementos Lima S.A. (hereafter "the Company") was incorporated in December of 1967. The Company is a subsidiary of Sindicato de Inversiones y Administración S.A. ("the Principal"), which owns 68.03 percent of its capital stock. The Company's legal address is Av. Atocongo 2440, Villa María del Triunfo, Lima, Peru.

The Company's primary activity is the production and commercialization of all types of cements and clinker for sale in domestic and export markets.- The Company has a plant located in the department of Lima with a production capacity of 3.6 million MT/year of clinker and approximately 4.5 million MT/year of cement.

Sales of cement increased in 2002, due to increased demand resulting from a slight economic improvement in the country's construction sector.

The Company's management function is performed by its Principal, following terms detailed in the Public Deed dated December 28, 1967 and renewable after a period of five years; the current term expiring in April of 2007. Pursuant to this management contract, SIA receives an annual fee for its services in an amount equal to 10% of the Company's net profits (computed before other participations and income tax), if such net profits exceed 40% of the original capital stock value of Cementos Lima S.A.

The number of workers employed by the Company was 355 and 336 as of December 31, 2002 and 2001, respectively.

The financial statements for the year-ended 2002 have been approved by Management and will be submitted for approval to the Board of Directors and at the General Shareholders' Meeting within the timeframes established by law. In Management's opinion the accompanying 2002 financial statements will be approved without any modification at the Board of Directors' and the General Shareholders' Meetings that will be held during the first quarter of 2003.

The accompanying financial statements reflect the Company's individual activity and account for investments in subsidiaries under the cost method; these individual financial statements do not include any other adjustment which would result from the consolidation of the subsidiaries of the Company. However, the Company does prepare separate consolidated financial statements; the results of such consolidated financial statements are presented in summary form below:

	2002 S/(000)	2001 S/(000) (Note 2)
Total assets	1,094,137	1,128,434
Total liabilities	385,053	387,407
Minority interest	42,942	47,471
Shareholders' equity	666,142	693,556
Total sales	599,252	553,603
Operating income	161,387	142,668
Net income	83,623	70,496

2. Financial statements as of December 31, 2001

The Company's financial statements as of December 31, 2001 presented for comparison purposes were not examined by Medina, Zaldivar, Paredes y Asociados but by another independent public accounting entity; whose report dated January 15, 2002 expressed an unqualified opinion on those statements.

The amounts corresponding to the financial statements as of December 31, 2001 have been adjusted to the Wholesale Price Index level as of December 31, 2002. Certain amounts in the financial statements of 2001 have been reclassified to conform to current year presentation.

3. Significant accounting principles and practices

In the preparation and presentation of the accompanying financial statements, Management has applied those International Accounting Standards that have been approved in Peru and other accounting regulations formalized as of December 31, 2002 and 2001. The significant accounting principles and practices used in the preparation of these financial statements are summarized below:

(a) USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles in Peru requires Management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses for the years ended December 31, 2002 and 2001. Actual results may differ from those estimates.

(b) FINANCIAL STATEMENTS ADJUSTED BY INFLATION

The accompanying financial statements have been prepared from the Company's accounting records that are maintained in nominal monetary amounts and adjusted to reflect the changes in the National Wholesale Price Level Index (PLI). The inflation rates according IPM are as follows:

Years	Inflation (deflation)
1998	6.5
1999	5.5
2000	3.8
2001	(2.2)
2002	1.7

Non-monetary accounts in the balance sheets were inflation adjusted using coefficients based on the PLI, according to the original transaction date of the account components. Monetary accounts were not adjusted, as the book balances represent the monetary value of their components at the date of the balance sheets. Income statement accounts were adjusted by applying the average monthly rate to the transaction amount corresponding to each month; exchange differences were excluded. Depreciation and amortization were calculated based on inflation adjusted amounts of the related assets. The net result of exposure to inflation arising from such adjustments is shown in the statements of income.

(c) FOREIGN CURRENCY TRANSACTIONS

Transactions occurring in a foreign currency are recorded in local Peruvian currency by applying to the foreign currency amount the exchange rate at the date of the transaction. Exchange gains and losses resulting from differences between the exchange rate at year-end and the exchange rate in which transactions were initially recorded, are recognized in the statement of income in the period in which they arise, see Note 4, and are presented in the caption gain (loss) from exposure to inflation.

(d) FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities shown in the balance sheets correspond to cash and cash equivalents, accounts receivable, bank loans, accounts payable and long – term debt.

Financial assets and liabilities are offset when the Company has a legally enforceable right to net the recognized amounts and Management intends either to settle them on a net basis or realize the asset and settle the liability simultaneously.

(e) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of all cash and cash equivalents balances with an original maturity of less than three months.

(f) ACCOUNTS RECEIVABLE

Accounts receivable are stated at their nominal value.

(g) INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Net realizable value is equal to the estimated sales price in the normal course of business less costs necessary to complete and ready the item for sale and costs required to sell and distribute the item. Cost is determined primarily by the of weighted average cost method, except for in - transit inventories, which are valued at specific acquisition cost. The cost of products in process and finished products includes an allocation for fixed and variable overhead costs.

(h) DEFERRED STRIPPING COST

The Company is deferring the stripping cost related to expansion of the Atocongo and Cristina quarries exploitation area. For purposes of determining the amount of deferred stripping cost to charge to each extracted unit, the Company calculates a cost per ton charge by dividing the total amount of the burden to be removed by the total tons of limestone expected to be extracted during the useful life of the quarries. Additional costs are deferred or amortized when actual stripping cost verses that charged using the aforementioned cost per ton is greater or smaller, respectively.

(i) INVESTMENTS

Investments in affiliate companies are recorded at cost. Cash dividends are credited to income when approved. Annually, the Company compares the carrying value of its investments with their equity value and establishes impairment provisions as necessary when fair value of investments is below their cost and when the difference is considered to be permanent.

(j) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of accumulated depreciation. The cost of property, plant and equipment includes voluntary revaluations made based on appraisals by independent experts. Maintenance and minor repairs are charged to expense as incurred. Significant improvements are capitalized. Expenditures, which result in an increase to future economic benefits beyond originally assessed performance standards, are capitalized.

Plant costs include interest accrued on loans obtained for plant expansion during the construction phase of the expansion project.

Depreciation is accounted for under the straight-line method using the following estimated useful lives:

	Years
Buildings and camps	33
Roads	33
Others constructions	10
Machinery	5 and 10
Vehicles	5
Furniture and Fixtures	10
Other equipments	4 and 10

The useful lives assigned and depreciation method chosen by the Company are reviewed periodically to assure that they are consistent with economic benefit and life expectations for use of property, plant and equipment items.

Work in progress includes disbursements for construction of assets and other direct costs. Work in progress is not depreciated until such balances are transferred to fixed assets and placed in operation.

The cost of property, plant and equipment also includes certain replacement parts directly related to specific assets.

When property, plant and equipment are sold or retired their cost and accumulated depreciation are eliminated and any gain or loss resulting from their disposal is included in the statements of income.

(k) JOINT VENTURE AGREEMENTS

The Company has entered into a joint venture agreement for the purpose of developing research respective to an electricity generation project, (see Note 10). The costs associated with the joint venture are recognized on a pro-rata basis and are shown in the caption "Other assets, net" of the balance sheets.

(l) MINING CONCESSIONS

Significant expenditures related to the acquisition of mining concessions are capitalized and amortized over a period of ten years and presented under the caption "other assets, net" in the balance sheets.

Amounts previously capitalized are charged to expense in the year in which the Company determines that the investment made in the mining concession is not recoverable.

(m) IMPAIRMENT OF ASSETS

The Company undertakes an evaluation of impairment on assets whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is calculated as the amount by which the book value of an asset exceeds the higher of its net selling price or value in use. The net selling price is the amount at which the asset can be sold in a free market transaction; value in use is generally computed as the present value of the sum of estimated future cash flows expected from continual use of the asset and its disposal at the end of its useful life. An impairment loss recognized in a previous year is reversed if changes occur that effect previous estimates used in determining the impairment loss.

(n) REVENUE RECOGNITION

Sales are recognized when all the risks and rewards inherent to product ownership have been transferred, it is probable that economic benefits associated with the transaction will flow to the Company, and the amount of revenue can be reliably measured.

Interest revenue is recognized on a timely basis using the effective rate on the underlying asset.

(ñ) RECOGNITION OF COSTS AND EXPENSES

The cost of sales corresponding to the production cost of cement and clinker that the Company markets is recorded at the time the products are delivered, simultaneously with the recognition of revenue on the sale.

Interest expense on loans is recorded to expense on an accrual basis. Interest expense on loans obtained specifically for the acquisition or construction of a qualifying asset are capitalized. The capitalization of interest commences when activities to build the property are in progress and interest costs are being incurred. The capitalization of interest ceases at the time assets are ready to be placed in use.

Other costs and expenses are recognized as accrued, irrespective of when paid, and are recorded in the periods to which such costs and expenses relate.

(o) INCOME TAX AND WORKERS' PROFIT SHARING

The current portion of income tax and workers' profit sharing is calculated and recorded in accordance with prevailing legal regulations. Additionally, under the liability method, the

Company recognizes the effect of temporary differences between book and tax basis to the extent that those differences result in a deferred liability. In the event that temporary differences lead to the calculation of a deferred asset, such asset is fully provisioned if it is more likely than not that the deferred asset will not be recovered.

(p) ACCRUALS

An accrual is only recognized when the Company has a current obligation as a result of past events, it is probable to require resources of the Company to settle the obligation and the related amount can be reasonably estimated. Accruals are revised periodically and are adjusted to reflect the best estimation at the date of the balance sheets.

(q) CONTINGENCIES

Contingent liabilities are recorded in the Financial Statements when it is probable that future events will confirm them and when their amount can be reasonable estimated. Contingent liabilities deemed as possible are only disclosed in notes to the financial statements.

Contingent assets are not recognized in the financial statements; however, they are disclosed in notes to the financial statements if it is probable that they will be realized.

(r) EARNINGS PER SHARE

Earnings per basic and diluted share has been calculated by dividing the net profit attributable to common and investment shares by the weighted average number of outstanding ordinary shares as of the date of the balance sheets, see note 26.

(s) NEW ACCOUNTING PRONOUNCEMENTS

IAS N° 39 "Recognition and Measurement of Financial Instruments" is effective in Peru beginning January 1, 2003. At the date of this report, Management is in the process of determining the effects, if any, application of this Standard will have upon adoption.

4. Foreign currency transactions

Transactions in foreign currency are completed using exchange rates prevailing in the market. As of December 31, 2002, the average exchange rate in the market for transactions in U.S. dollars was S/3.513 for buying and S/3.515 for selling (S/3.441 for buying and S/3.446 for selling as of December 31, 2001).

As of December 31, 2002 and 2001, the Company had the following assets and liabilities denominated in foreign currencies:

	2002 US$(000)	2001 US$(000) (Note 2)
Assets		
Cash and cash equivalents	311	429
Trade accounts receivable, net	2,837	1,002
Accounts receivable from Principal and affiliates	381	2,146
Other accounts receivables (includes long – term portion)	7,888	4,943
	11,417	8,520
Liabilities		
Bank loans	9,500	1,000
Trade accounts payable	6,852	6,507
Accounts payable to Principal and affiliates	9	9
Other current liabilities	1,864	2,201
Long-term debt (includes current portion)	29,199	55,895
	47,424	65,612
Net liability position	**36,007**	**57,092**

Management of the Company has decided to accept the foreign exchange risk of this position and has elected not to enter into operations with derivate products to hedge such exposures.

The devaluation (revaluation) rates, stated in percentages, of the local Peruvian currency with respect to the U.S. dollar are as follows:

Year	
1998	15.4
1999	11.3
2000	0.5
2001	(2.3)
2002	2.0

The net loss calculated on foreign currency translation of assets and liabilities was approximately S/786,000 in 2002 (net gain of approximately S/874,000 in 2001). This amount is included in the statements of income under the caption "gain (loss) from exposure to inflation."

5. Trade accounts receivable, net

This item is made up as follows:

	2002 S/(000)	2001 S/(000) (Note 2)
Invoices		
Third parties	7,705	9,237
Subsidiaries, Note 24	7,408	2,509
	15,113	11,746
Other	890	1,073
	16,003	12,819
Less		
Allowance for doubtful accounts receivable	463	183
	15,540	**12,636**

Trade accounts receivable to third parties are stated in Peruvian Nuevos soles, except for those related to 2002 export sales, which are denominated in U.S. dollars: these 2002 export sales translate to an amount equal to approximately S/1,705,000 as of December 31, 2002. Accounts receivable have current maturities and do no accrue interest.

In Management's opinion, the allowance for doubtful accounts receivable is adequate in consideration of assessed risks at December 31, 2002 and 2001.

6. Other accounts receivable, net

This item is made up as follows:

	2002 S/(000)	2001 S/(000) (Note 2)
Third parties loans (a)	18,608	15,280
Accounts receivables from Cemento Andino S.A. from the sale of mining rights of mining concession Oyón - Lima, Note 10(b)	5,915	-
Claims to third parties	1,066	450
Interest receivable	1,607	664
Personnel	668	545
Other accounts receivable	1,529	1,064
	29,393	18,003
Less		
Provision for doubtful accounts	133	133
	29,260	17,870
Current portion	14,679	2,593
Long term portion	**14,581**	**15,277**

(a) At December 31, 2002 and 2001, this amount relates primarily to the account receivable from Minera San Martín S.A. generated in connection with the Company's sale of certain machinery and its granting of loans. The loans were granted under the development and exploration contract for mining concession in the Atocongo quarries, in return for which Minera San Martín S.A. committed itself to provide services for exploitation and transportation of limestone from the Company's quarries to its processing plant.

The loan has an annual interest rate of 7 percent and the last installment on the loan is on December 31, 2006.

7. Inventories

This item is made up as follows:

	2002 S/(000)	2001 S/(000) (Note 2)
Finished products	2,222	895
Products in process (a)	46,332	37,394
Raw material	7,886	6,892
Containers and packages	7,384	6,343
Spare parts, materials and supplies	54,087	56,878
Inventories in transit	10,905	9,774
	128,816	**118,176**

(a) Products in process include clinker in production and limestone extracted from the Company's quarries and awaiting use in the production process.

(b) In the opinion of Management, based on the results of the evaluation performed with the participation of the Company's operational areas, it is not necessary to record an accrual for certain spare parts and materials with slow turnover, due to the fact that it is expected that such spare parts and materials will be used in the normal course of the Company's operations.

8. Investments

This item is made up as follows:

Company	Main activity	Percentage of share in net equity 2002	Percentage of share in net equity 2001 (Note 2)	Amount 2002 S/(000)	Amount 2001 S/(000) (Note 2)	Amount of share in net equity 2002 S/(000)	Amount of share in net equity 2001 S/(000) (Note 2)
Subsidiaries							
Lar Carbón S.A.	Extraction, exploitation and commercialization of coal	69.38	69.38	33,655	33,655	36,979	46,505
Inversiones en Concreto y Afines S.A.	Hold a 60 percent equity investment in shares of Unión de Concreteras S.A. - UNICON	60.00	60.00	26,132	26,132	20,712	21,100
Generación Eléctrica de Atocongo S.A.	Generation of electric power	99.85	99.85	186	186	1,365	1,360
Other	-	Various	Various	329	329	-	-
				60,302	60,302	59,056	68,965
Other							
Bonds and other investments				209	259	-	-
				60,511	60,561	59,056	68,965

(a) The amount of the Company's equity participation in each of the Subsidiaries has been determined based on the unaudited financial statements issued by the respective Subsidiaries as of December 31, 2002 and the audited financial statements of such Subsidiaries as of December 31, 2001.

(b) Management of the Company believes that the decline in fair value of the equity investment in Inversiones en Concreto y Afines S.A. is temporary in nature, and therefore, the Company believes it is not necessary to recorder a provision for the decline in value of the investment as of the date of the balance sheets.

9. Property, plant and equipment, net

The annual movements in the property, plant and equipment cost and accumulated depreciation balances are as follows:

	Lands S/(000)	Buildings and camps S/(000)	Roads S/(000)
Cost			
Balance as of January 1, 2002, Note 2	15,913	249,548	6,038
Additions	264	634	-
Retirements and other	-	-	-
Transfers	-	5,287	17
Balance as of December 31, 2002	16,177	255,469	6,055
Accumulated depreciation			
Balance as of January 1, 2002, Note 2	-	82,534	2,943
Additions	-	7,302	186
Retirements and other	-	-	-
Balance as of December 31, 2002	-	89,836	3,129
Net book value	16,177	165,633	2,926

Others constructions S/(000)	Machinery S/(000)	Vehicles S/(000)	Furnitures and fixtures S/(000)	Other equipments S/(000)	Replacement equipments S/(000)	Work in progress S/(000)	Total 2002 S/(000)	Total 2001 S/(000) (Note 2)
18,110	1,179,060	8,599	6,242	17,410	17,492	22,759	1,541,171	1,524,336
52	11	775	132	315	1,777	21,359	25,319	16,516
-	(4,584)	(691)	(128)	(481)	(3,124)	(37)	(9,045)	(3,656)
636	18,470	343	162	55	-	(24,970)	-	3,975
18,798	1,192,957	9,026	6,408	17,299	16,145	19,111	1,557,445	1,541,171
8,009	707,517	7,593	4,837	9,773	-	-	823,206	746,038
1,529	69,693	378	277	1,795	-	-	81,160	77,394
396	(795)	(575)	(88)	(364)	-	-	(1,426)	(226)
9,934	776,415	7,396	5,026	11,204	-	-	902,940	823,206
8,864	**416,542**	**1,630**	**1,382**	**6,095**	**16,145**	**19,111**	**654,505**	**717,965**

(a) FULLY DEPRECIATED ASSETS

Fully depreciated assets as of December 31, 2002 amounted to S/509,512,000 (S/505,140,000 as of December 31, 2001).

(b) INTEREST

The caption "Property, Plant and Equipment" includes capitalized interest, net of accumulated depreciation, in the amount of S/27,938,000 and S/31,899,000 as of December 31, 2002 and 2001, respectively.

(c) GUARANTEES

As discussed in Note 14, the Company has pledged its fixed assets as security on the loans obtained for the construction of the plant expansion.

(d) WORK IN PROGRESS

Work in progress principally corresponds to the Company's investments in projects for improvement of crude and clinker presses.

(e) The Company maintains insurance coverage on its main assets in accordance with the policies established by Management. As of December 31, 2002 and 2001, the Company has insurance coverage for all of its properties; the Company's maximum loss exposure is US$55 million. The covered value of the insured items is US$450 million as of December 31, 2002 and 2001. It is the opinion of Management that its insurance policies are consistent with international practice in the industry and the coverage for risk of loss due to accidents and events covered under the insurance policy is reasonable, based on the type of assets owned by the Company.

(f) REVALUATIONS OF ASSETS

During 1987 the Company revaluated its fixed assets based on appraisals by independent experts. The resultant increase in value was credited to shareholders' equity.

As of December 31, 2002 and 2001 the increased asset value due to revaluation, net of accumulated depreciation, amounts to:

	2002 S/(000)	2001 S/(000) (Note 2)
Buildings and camps	55,484	59,024
Roads	2,115	2,272
Machinery	3,200	4,825
	60,799	66,121

(g) Additions in 2001 include purchases of machinery and equipment for S/9,682,000, which qualified the Company to receive a tax benefit in the form of a reduction of the income tax rate from 30 to 20 percent pursuant to the provisions set forth in Law N° 27394 "Reinvestment Law", see Note 16(c).

10. Other assets, net

The movement in the other assets account related to cost and accumulated amortization is as follows:

	Hydroelectric Project El Platanal (a) S/(000)	Coal mining concession in Oyón-Lima (b) S/(000)	Other concessions S/(000)	Deferred charges S/(000)	Total 2002 S/(000)	Total 2001 S/(000) (Note 2)
Cost						
Balance as of January 1, 2002, Note 2	20,604	6,028	5,971	23,467	56,070	50,972
Additions	4,188	-	2,518	1,654	8,360	5,121
Retirements	-	(6,028)	(939)	(350)	(7,317)	(23)
Balance as of December 31, 2002	24,792	-	7,550	24,771	57,113	56,070
Accumulated amortization						
Balance as of January 1, 2002, Note 2	-	-	2,289	23,117	25,406	22,700
Additions	-	-	200	1,642	1,842	2,714
Retirements	-	-	-	-	-	(8)
Balance as of December 31, 2002	-	-	2,489	24,759	27,248	25,406
Net book value	24,792	-	5,061	12	29,865	30,664

(a) In November 1996, the Company obtained a temporary concession to complete feasibility t studies related to electric power generation activities in the Cañete River, located in the Cañete River province, in the department of Lima. The integrated project named "El Platanal" ("the Project") unites the hydroelectric potential of the Cañete River with the Pampas de Con Con Topara irrigation project.

In June of 1998, the Company entered into a business partnering agreement with Cemento Andino S.A. by virtue of which the Company became the Project's operator with a 67 percent interest; the remaining interest in the Project was assumed by Cemento Andino S.A.. The duration of the contract extends until the Company transfers the feasibility studies to the company that will execute such plans.

By means of Supreme Resolution N°130-2001-EM, the Peruvian Government granted the Company a permanent electric power generation concession, including the right to use water from the Cañete River. Pursuant to the Permanent Electric Power Generation Concession Contract signed with the Ministry of Energy and Mines, the Project's scope includes the construction of two hydroelectric plants with a total generation capacity of 270 megawatts; the Project's construction budget is US$270 million, plus US$70 million related to irrigation and other works, and completion is estimated in the term of three to four years. The balance as of December 31, 2002 of S/24,792,000 (S/20,604,000 as of December 31, 2001) corresponds to the feasibility studies for the project.

(b) In December 2002, the Company sold to Cemento Andino S.A. the coal mining rights of the concession located in the province of Oyón, department of Lima. The transaction amounted to US$1,680,000; the related account receivable is stated under the caption "other accounts receivables, net" in the balance sheets, see Note 6.

11. Bank loans

This item is made up as follows:

	2002 S/(000)	2001 S/(000) (Note 2)
Banco de Crédito del Perú	19,332	3,505
BBVA Banco Continental	14,060	-
	33,392	3,505

The bank loans correspond to promissory notes denominated in foreign currency and obtained to fund working capital needs of the Company. The promissory notes have current maturities and are not backed by specific guarantees. The weighted average interest rates of these bank loans were 2.06 and 4.88 percent as of December 31, 2002 and 2001, respectively.

12. Trade accounts payable

This item is made up as follows:

	2002 S/(000)	2001 S/(000) (Note 2)
Third parties (a)	26,279	21,870
Subsidiares, Note 24	3,830	3,922
	30,109	25,792

(a) Trade accounts payable are generated principally from the acquisition of materials, supplies, containers and packaging for the Company's products. They are denominated in both domestic and foreign currency, have current maturities, do not accrue interest and no guaranties have been given to secure these obligations. Trade accounts payable also include accounts due to ARPL Tecnología Industrial S.A. for engineering and technical assistance services in the amount of approximately S/2,166,000 at December 31, 2002 (S/2,000 at December 31, 2001). The total value of services provided by ARPL Tecnología Industrial S.A. for the years ended 2002 and 2001 amounted to approximately S/8,150,000 and S/4,485,000, respectively.

13. Other current liabilities

This item is made up as follows:

	2002 S/(000)	2001 S/(000) (Note 2)
Dividends payable, Note 16(e)	38,273	202
Workers' profit sharing	9,155	9,898
Taxes and contributions	6,833	9,804
Other	4,775	4,404
Advances from customers	3,100	2,181
Interest payable	1,167	2,185
Remuneration payable	798	1,656
	64,101	30,330

14. Long-term debt

This item is made up as follows:

Creditor	Granted guarantees
Financing of plant expansion	
Syndicated Loan	
- Citibank N.A.	Industrial lien on machinery and equipment for US$29,368,885 and mining concession lien (a)
- BBVA Banco Continental	Industrial lien on machinery and equipment for US$29,368,885 and mining concession lien (a)
Deutsche Investitions-und Entwicklungsgesellschaft mbH	Mining concession lien (a)
Citibank N.A:	
- Funds from Overseas Private Investment Corporation	Industrial lien on machinery and equipment for US$37,540,832
- Funds from Eximbank	-
Dresdner Bank Lateinamerika AG	Industrial lien on machinery and equipment for US$8,600,000 and mining concession lien (a)
National Superintendency of Customs	
Split-up payment of customs duties for imports of fixed assets	Bank Letters of Guaranty for US$1,987,000
Banco Standard Chartered	-
Others	

Interest rate and maturity	Current		Non-current		Total debt	
	2002 S/(000)	2001 S/(000) (Note 2)	2002 S/(000)	2001 S/(000) (Note 2)	2002 S/(000)	2001 S/(000) (Note 2)
Annual Libor plus 1% average, with semi-annually maturities until June 2004	18,747	18,691	9,373	28,037	28,120	46,728
Annual Libor plus 1% average, with semi-annual maturities until June 2004	18,747	18,691	9,373	28,037	28,120	46,728
9.55% per year, with semi-annual maturities until March 2006	8,436	8,411	25,309	33,644	33,745	42,055
Annual Libor plus 1% average, with semi-annually maturities until January 2003	8,788	17,523	-	8,762	8,788	26,285
Annual Libor plus 0.625%, with semi-annually maturities until November 2002	-	4,357	-	-	-	4,357
Libor plus 1.25%, with semi-annually maturities until February 2003	3,557	7,092	-	3,546	3,557	10,638
Liability rate in foreign currency, with monthly maturities, until October 2002	-	971	-	-	-	971
Libor plus 1.25%, with quarterly maturities, until February 2002	-	17,523	-	-	-	17,523
	304	315	-	289	304	604
	58,579	93,574	44,055	102,315	102,634	195,889

(a) For purposes of securing these loans a lien on the Atocongo 5 mining concession has been established in the amount of US$51,331,115; such lien corresponds to Deutsche Investitions-und Entwicklungsgesellschaft mbH for US$25,500,000, to Dresdner Bank Lateinamerika AG for US$7,200,000 and to the syndicate comprised of Citibank N.A. and BBVA Banco Continental for US$18,631,115. In accordance with these loan contracts, the Company must comply with certain financial ratio covenants, as well as aspects regarding the management of the business and transactions with affiliates. In Management's opinion, the Company has complied with applicable covenants as of December 31, 2002 and 2001.

(b) The long-term debt amortization schedule as of December 31, 2002 in U.S. dollars and in equivalent Peruvian Nuevos soles is as follows:

Year	US$(000)	S/(000)
2003	16,666	58,579
2004	8,033	28,237
2005	3,000	10,545
2006	1,500	5,273
	29,199	**102,634**

(c) The long-term debt weighted average interest rates were 4.02 and 5.88 percent for the years ended 2002 and 2001, respectively.

15. Deferred income tax and workers' profit sharing

(a) The income tax and workers' profit sharing are made up as follows:

	Balance as of January 1, 2001 S/(000) (Note 2)	Other adjust-ments	Effect of the reduction on rate	Debit (cargo) to the statement of income S/(000)	Balance as of December 31, 2001 S/(000) (Note 2)	Adjustment to retained earnings	Debit(cargo) to the statement of income S/(000)	Balance as of December 31, 2002 S/(000)
Deferred liability								
Effect of the difference in the application of depreciation rates	32,337	-	7,276	(1,907)	37,706	-	(2,155)	35,551
Effect of the voluntary revaluation	-	-	-	-	-	22,680	(1,825)	20,855
Effect of capitalized interest	8,754	1,225	1,970	(1,339)	10,610	-	(1,359)	9,251
Effect of differences in the fixed asset base	-	-	-	-	-	(13,039)	2,016	(11,023)
Other	3,134	(327)	(885)	(371)	1,551	(2,189)	(456)	(1,094)
	44,225	898	8,361	(3,617)	49,867	7,452	(3,779)	53,540

	2002 S/(000)	2001 S/(000) (Note 2)
Distribution		
Workers' profit sharing -		
Current	17,542	15,842
Deferred	(1,101)	(977)
	16,441	14,865
Income tax -		
Current	38,131	45,776
Deferred	(2,678)	(2,640)
	35,453	43,136

(b) As of December 31, 2001, the Company recorded the effect of the increase in the income tax rate, based on the temporary differences as of that date. As a consequence of such income tax rate increase, deferred liabilities increased by approximately S/8,361,000; this amount was expensed to income in 2001.

(c) The Company adjusted deferred liabilities as of December 31, 2001 during 2002. The adjustment required the recording of a debit to accumulated earning and increased deferred liabilities by S/7,452,000; the adjustment was principally related to the effect of the revaluation of fixed assets made in prior years.

(d) The reconciliation of the effective tax rate for workers' profit sharing and income tax to the legal combined rate for the years ended 2002 and 2001 is as follows:

	2002 S/(000)	%	2001 S/(000) (Note 2)	%
Income before workers' profits sharing and income tax	145,897	100.00	130,076	100.00
Combined legal rate	50,043	34.30	48,128	37.00
Effect generated by the reduction of the income tax rate	-	-	8,361	6.43
Reinvested profits	-	-	(866)	(0.67)
Non deductible expenses, net	1,851	1.27	2,378	1.83
Expense of worker's profit sharing and income tax	51,894	35.57	58,001	44.59

16. Shareholders' equity

(a) CAPITAL STOCK -

Capital stock subscribed and paid as of December 31, 2002 and 2001 is comprised of 36,926,629 and 36,081,657 common shares, respectively, with a nominal value of S/10 per share.

According to legal regulation effective in Peru, dividend payments are exempt from income tax as of December 31, 2002.

(b) INVESTMENT SHARES -

As of December 31, 2002 and 2001, there are 47,701,066 and 46,509,549 investment shares, with a nominal value of S/1 per share.

(c) REINVESTMENT OF PROFITS - LAW N°27394 -

This item corresponds to the amount withdrawn from undistributed profits as of December 31, 2001, pursuant to provisions established in Law N°27394 and Supreme Decree N°205-201-EF, which regulated profit reinvestment for 2001. In the General Shareholders' Meeting dated June 12, 2002, capitalization of these profits was approved.

(d) LEGAL RESERVE -

According to the General Corporations Law, no less than 10% of the distributable profits of each year, after deducting income tax, shall be transferred to a legal reserve up to an amount equivalent to 20 percent of capital stock. The legal reserve may be used to offset losses or may be capitalized; if used to offset losses or capitalized, it should be restored with future profits.

(e) DIVIDENDS PAID -

In various Board of Directors' Meetings held in 2001 and 2002 it was agreed to distribute dividends from available prior year profits for approximately S/48,876,000 and S/104,540,000, respectively. The distribution approved for 2002, includes dividends amounting to S/38,063,000, whose payment is scheduled for February 21 and April 21, 2003 in accordance with the agreement reached in the Board of Directors' Meeting dated December 27, 2002. Dividends payable are stated under the caption "other accounts payable" in the balance sheets.

17. Tax situation

(a) The Company is subject to Peruvian tax laws. In accordance with amendments made to tax laws during 2001, it was established that beginning in 2002 the income tax rate would be 27 percent.

In addition, as of January 1, 2003, the following amendments to Peruvian tax laws will enter into effect:

- All individuals and entities not domiciled in Peru, that receive dividends or any other form of profit distribution will have to pay a tax on dividends at a rate of 4.1 percent.

- Entities will be subject to an additional 4.1 percent income tax rate for any amount charged as expense that results being a taxable income or a charge to free disposal profits of reserves, provided the outflow, due to its nature, is an indirect disposal of said income, exempted from later tax control. The same rate is levied on any sum that at the time of an examination by the tax authorities would be determined to be revenue that was not declared.

- In addition, as of January 1, 2003, the Company is obliged to make an additional payment in advance of the income tax, which will be considered a prepayment of the income tax. The amount of such advance payment will be determined based on the Company's net assets as of December 31 of the previous year updated by the Wholesale Price Index as of March 31 of the year to which the payment corresponds. The resulting prepayment amount will be paid in nine equal installments between the months of April and December of each year.

(b) Commencing in 2001, for purposes of determining the income tax and the value added tax, the transfer price of all transactions between related companies must be supported by documentation and information regarding the valuation methods applied and the criteria considered for their determination. Tax authorities are empowered to request the respective supporting documentation as of the day after the deadline for filing the corresponding tax return.

(c) Tax authorities are empowered to examine and, if applicable, correct the income tax calculated by the Company over a period of four years counted as of January 1st of the year following the deadline for the filing of the respective annual tax return. The Tax Administration has examined the Company's tax returns for 1995, 1998 and 1999 and issued Determination and Fine Resolutions whose effects are described in Note 25 to the financial statements.

Tax returns corresponding to the fiscal years 1996, 1997, 2000 and 2001, as well as 2002 after the deadline for the filing of the yearly income tax return in March 2003, are open for examination by the Tax Administration.

As to the Value Added Tax, tax authorities are empowered to examine tax returns over a period of four years counted as of January 1st of the following date in which the obligation is demandable. The Tax Authority has examined the Company's returns filed for fiscal years 1996, 1998 and 1999 having issued Determination and Fine Resolutions whose effects are described in Note 25 to the financial statements.

Fiscal years 1997, 2000, 2001 and 2002 are open to examination by the Tax Administration.

Due to various possible interpretations that the Tax Administration may give to tax standards in force, at the present date it is not possible to determine whether or not the aforementioned examinations could result in liabilities for the Company. Therefore, any additional tax or surcharge that may result from an examination by the tax authorities would be applied to the income of the year in which it is determined. However, in the opinion of Management and its legal counsel, any eventual additional tax assessment would not have a materially adverse effect on the financial statements as of December 2002 and 2001.

18. Net sales

Net sales are comprised as follows:

	2002 S/(000)	2001 S/(000) (Note 2)
Domestic sales	465,122	430,846
Export	49,532	37,771
	514,654	**468,617**

19. Operating costs

This item is made up as follows:

	2002 S/(000)	2001 S/(000) (Note 2)
Initial inventory of finished and in process products, Note 7	38,289	46,213
Deferred stripping cost	15,754	9,867
	54,043	56,080
Raw material used	64,981	43,113
Containers	13,814	13,659
Personnel expenses	19,592	17,218
Fuel	62,263	50,813
Electric power	31,758	26,331
Other manufacturing cost	50,099	43,752
Final inventory of finished and in process products, Note 7	(48,554)	(38,289)
Deferred stripping cost	(24,043)	(15,754)
	(72,597)	(54,043)
	223,953	196,923

20. Administrative expenses

This item is made up as follows:

	2002 S/(000)	2001 S/(000) (Note 2)
Management services, Note 1	16,398	14,389
Personnel expenses	9,654	11,061
Services rendered by third parties	7,888	7,194
Various management expenses	3,413	3,717
Taxes	1,823	772
Period accruals	1,036	820
	40,212	**37,953**

21. Selling expenses

This item is made up as follows:

	2002 S/(000)	2001 S/(000) (Note 2)
Sales commissions	8,767	7,327
Services rendered by third parties	5,330	3,724
Various management expenses	487	1,150
Personnel expenses	318	262
Period accruals	20	208
	14,922	**12,671**

22. Personnel expenses

This item is made up as follows:

	2002 S/(000)	2001 S/(000) (Note 2)
Remuneration	17,704	18,263
Bonuses	4,400	4,180
Vacation	1,332	194
Contributions	2,735	2,958
Training	583	321
Other	2,810	2,625
	29,564	28,541

The average number of Directors, employees and workers was 332 in 2002 and 325 in 2001.

Personnel expenses have been recorded in the following captions:

	2002 S/(000)	2001 S/(000) (Note 2)
Operation cost, Note 19	19,592	17,218
Administrative expense, Note 20	9,654	11,061
Sale expenses, Note 21	318	262
	29,564	28,541

23. Financial, net

This item is made up as follows:

	2002 S/(000)	2001 S/(000) (Note 2)
Interest on long-term debt	7,884	15,090
Interest on corporate bonds	-	2,834
Other, net	(1,200)	(1,795)
Financial, net	6,684	16,129

24. Transactions with Principal and affiliates

(a) The main transactions between the Company and the Principal and its subsidiaries were as follows:

	2002 S/(000)	2001 S/(000) (Note 2)
Sale of goods and services		
Sale of cement	25,101	19,666
Coal unloading services	2,582	2,040
Thermal plant lease	1,670	1,574
Purchase of goods and services		
Purchase of coal	54,858	47,105
Management fee, Note 1	16,393	14,389
Purchase of electric power	8,082	7,396

(b) As a consequence of these and other insignificant transactions, the Company has the following accounts receivable and payable:

	2002 S/(000)	2001 S/(000) (Note 2)
Trade account receivable		
Unión de Concreteras S.A., Note 5	**7,408**	**2,509**
Other accounts receivable		
Inversiones en Concreto y Afines S.A.	727	-
Generación Eléctrica de Atocongo	499	-
Minera Adelaida S.A.	390	234
Unión de Concreteras S.A.	19	7,125
Others	441	251
	2,076	**7,610**
Trade accounts payable		
Lar Carbón S.A.	2,335	3,534
Generación Eléctrica de Atocongo S.A.	915	63
Unión de Concreteras S.A.	195	-
Transportes Lurín S.A.	85	84
Other	300	241
	3,830	**3,922**
Other currents liabilities		
Sindicato de Inversiones y Administración S.A.	6,303	415
Transportes Lurín S.A.	31	31
	6,334	**446**

25. Contingencies

The Company is involved in various tax, legal and labor proceedings related to its operations. It is the opinion of Management and of its legal advisors that the final outcome of these proceedings will not represent significant cash outflows for the Company, and therefore, no provision has been recorded as of December 31, 2002 and 2001.

The primary dispute with the Tax Administration is related to the tax examination that the Tax Administration began in 2000 and ended in 2001. The result of the foregoing was that the Company received Determination and Fine Resolutions for approximately S/44,523,000, related to Value Added Tax for the years 1996, 1998 and 1999 and Income Tax for the years 1995, 1998 and 1999. The principal reason for the penalty assessment is that the management fee paid by the Company to its Principal, Sindicato de Inversiones y Administración S.A., (see Note 1) was not accepted as a tax deductible expense.

The Company believes that the aforementioned management services comply with requirements of the Income Tax Law as the services in question were provided and had business related purpose. Under that premise, the Company would be entitled to deduct as an expense the amount of management fees at the time of determining its third-category income tax. Likewise, and consistent with the aforementioned facts, the Company believes s that it has the right to use as a tax credit the Value Added Tax paid respective to the management fees.

The Company filed counter- claims corresponding to the above arguments, which were declared baseless by the National Tax Administration Superintendent by means of Intendencia Resolutions N°015-4-14265 and 015-4-14274, published on October 17, 2001. Subsequent to such, the Company has filed the related appeals. As of the date of this report, the Tax Court has not yet ruled on the appeals filed by the Company.

In May 2002, the Company applied the benefit granted by Law N°27681, Law of Reactivation through Recognition of Tax Debts (RESIT), which allowed for the automatic expiration of all resolutions imposing fines related to this process.

The amount of the dispute, based on best available information as of December 31, 2002, is approximately S/68,412,000.

Management and its legal advisors have assessed the impact of this contingency and they believe that the position taken by the Company should prevail in the respective claims.

26. Basic and diluted earnings per share

	Common shares			Investment shares		
	Outstanding shares	Days in effect until the year end	Weighted average of shares	Outstanding shares	Days in effect until the year end	Weighted average of shares
Year 2001						
Balance as of January 1, 2001, Note 2	36,081,657	365	36,081,657	46,609,549	365	46,609,549
Balance as of December 31, 2001, Note 2	36,081,657		36,081,657	46,609,549		46,609,549
Year 2002						
Balance as of January 1, 2002, Note 2	36,081,657	365	36,081,657	46,609,549	365	46,609,549
Capitalization	844,972	202	467,628	1,091,517	202	604,072
Balance as of December 31, 2002	36,926,629		36,549,285	47,701,066		47,213,621

The computation of the earnings per share as of December 31, 2002 and 2001 is presented below:

	As of December 31, 2002			As of December 31, 2001 (Note 2)		
	Income (numerator) S/	Shares (denominator)	Earnings per share S/	Income (numerator) S/	Shares (denominator)	Earnings per share S/
Earnings per common share, basic and diluted	83,249,000	36,549,285	2.28	63,830,000	36,081,657	1.77
Earnings per investment share, basic and diluted	10,754,000	47,213,621	0.23	8,245,000	46,609,549	0.18

27. Risk concentration

Assets that are potentially exposed to credit risk concentrations correspond to deposits in banks and financial institutions, trade accounts receivable and receivables from subsidiaries. The Company has significant bank balances in various major local and foreign financial institutions of renowned prestige. It is the opinion of Management that as of December 31, 2002, there are no credit risks. The Company has a portfolio of customers that have adequate credit history and continuously monitors its debtors' payment behavior.

28. Fair value of financial instruments

Peruvian accounting standards define a financial instrument as any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. Cash, as defined by Peruvian accounting standards, is any contractual right to receive cash or another financial asset or to exchange financial assets instruments with another enterprise under conditions that are potentially favorable, or equity instruments of another enterprise. Financial instruments include primary instruments such as accounts receivable, accounts payable and equity.

In the opinion of Management the fair values of the Company's financial instruments approximate their carrying values; and therefore no additional disclosure respective to fair value of financial instruments has been made in the financial statements as of December 31, 2002 and 2001.

29. Environmental matters

The Company's activities are subject to environmental protection standards. The Company must comply with the following regulations:

(a) INDUSTRIAL ACTIVITY.

In compliance with Supreme Decree N°019-97-ITINCI - Environmental Protection Regulations for the Development of Activities Pertaining to the Manufacture Industry, dated September 26, 1977, the Company, on January 29, 2001, submitted to the Ministry of Industry, Tourism, Integration and International Trade Negotiations (MITINCI) its Environmental Adjustment and Management Program (PAMA), which was approved by MITINCI on February 1, 2002.

The Company estimates that the expenditures required to correct the situations identified in its PAMA amount to approximately US$10.8 million. The PAMA requirements must be fulfilled within 5 years of the date of PAMA approval. The principle work to be completed by the Company related to its PAMA includes improvement and installation of dust filters in the clinker production system, the construction of a treatment plant for effluent and the installation of air quality monitoring systems.

(b) MINING AND PORT ACTIVITIES

With regard to its mining and port activities, the Company has submitted to MITINCI certain Environmental Impact Assessments (EIAs), which demonstrate that the Company is complying with established terms and is within limits prescribed in the Environmental Impact assessments. The aggregate investment as of December 31, 2002 is approximately US$4.4 million (US$3.1 million as of December 31, 2001).

(c) USE OF HYDROCARBONS.-

Supreme Decree N°046-93-EM - Regulations for Environmental Protection in Activities Pertaining to Hydrocarbons, dated November 12, 1993, governs s the activities that the Company engages in respective to the use of hydrocarbons. In compliance with this decree, the Company has a PAMA that was approved by the Ministry of Energy and Mines in 1996. This PAMA is to be executed within a 7-year term and the estimated investment is US$9 thousand.

30. Explanation added for translation into English

The accompanying financial statements are presented on the basis of generally accepted accounting principles in Peru ("Peru GAAP"). Certain accounting practices applied by the Company that conform to Peru GAAP may differ in certain respects to generally accepted accounting principles in other countries.

Cementos Lima s.a.

Av. Atocongo 2440
Villa María del Triunfo
Lima 35 - Perú
Teléfono: 217-0200
Fax: 217-1496
postmaster@cementoslima.com.pe

Graphic design:
Mar&Luna Comunicaciones T. (511) 242-9576

Photography:
Daniel Giannoni

Prepress and printing:
Impresso Gráfica S.A.

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-117-03

October 14, 2003

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of September 30, 2003.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-118-03

October 14, 2003

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Articles 7° and 10° of Resolucion CONASEV N° 358-93-EF/94.10.0, we are attaching our ADR's quarterly reports received from our depositary bank, THE BANK OF NEW YORK, as of September 30, 2003.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946

Cementos Lima S.A.

ADR REPORT: CEMENTOS LIMA S.A. - LEVEL I

01/07/03
30/09/03

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	2,044
NUMBER OF ADRs OUTSTANDING:	43,469
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	20.55
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946

Cementos Lima S.A.

ADR REPORT: CEMENTOS LIMA S.A. - 144A

	01/07/03
	30/09/03
NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	0
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	20.55
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946